

October 21, 2014

Via E-mail
Mr. Pierre Quilliam
Chief Executive Officer
GoldLand Holdings Co.
1001 3rd Ave., W., Suite 430
Bradenton, Florida 34205

> **Re: GoldLand Holdings Co.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed April 15, 2014**
> **File No. 000-53505**

Dear Mr. Quilliam:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

General

1.   We note your disclosure that your War Eagle property contains no proven or probable reserves. Please tell us the basis for the production numbers and economic indicators disclosed in the investor presentation located on your company website considering that you have not defined mineral reserves on your property.

2.   We note your use of the term ore in certain locations of your filing. The term ore is commensurate with the term reserve pursuant to paragraph (a)(1) of Industry Guide 7. Please revise future filings to remove the term ore. We suggest using a term such as mineralized materials.

Description of Mining Properties page 9

3.   We note your disclosure of a range of sample values. For example on page 9 you disclose a range of mill grades as high as 90 to 300 oz. gold/ton. When reporting the results of sampling and chemical analyses, please revise future filings to comply with this guidance:

- Disclose the location and type of sample.

- Disclose only weighted-average sample analyses associated with a measured length or a substantial volume.

- Eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight.

- Eliminate all disclosure of the highest or best values/grades of sample sets. Present a balanced disclosure of the drill and sampling results

- Eliminate grades disclosed as "up to" or "as high as" or "ranging from."

- Eliminate statements containing grade and/or sample-width ranges.

- Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.

- Generally, use tables to improve readability of sample and drilling data.

- Soil samples may be disclosed as a weighted average value over an area.

- Refrain from reporting single soil sample values.

- Avoid optimistic descriptive adjectives such as high-grade, ore-grade, or mill grade.

4.   In future filings please provide a description of the specific exploration and sample work that you have performed on your property pursuant to paragraph (b)(4)(i) of Industry Guide 7. In your response provide a draft of your proposed disclosure.

5.   Please revise future filings to comment on any historical sample verification work that you have performed on your property. In your response provide a draft of your proposed disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Coleman at(202)551-3610 if you have questions regarding engineering comments.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director